United States securities and exchange commission logo





                            March 23, 2022

       Demetrios Malamas
       President
       Elektor Industries Inc.
       304 South Jones Blvd. #7356
       Las Vegas, Nevada 89107

                                                        Re: Elektor Industries
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 22,
2022
                                                            CIK No. 0001912331

       Dear Mr. Malamas:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       S-1 Filed on February 22, 2022

       Cover Page

   1. Please remove your statement from the prospectus cover page that you are not a shell company because you
have hard assets and real business operations. In this regard, we note that you have not
commenced operations and your assets consist solely of cash and cash equivalents.
       Prospectus Summary, page 6

   2. Please remove your references to your stock potentially trading on the Over-the-Counter
                                                        Bulletin Board as FINRA
ceased operation of the OTCBB on November 8, 2021.
 Demetrios Malamas
FirstName  LastNameDemetrios  Malamas
Elektor Industries Inc.
Comapany
March      NameElektor Industries Inc.
       23, 2022
March2 23, 2022 Page 2
Page
FirstName LastName
3. Please disclose whether the company, its executive, any company promoters or their affiliates intend for the company, once reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.
4. It appears that you are a shell company as defined in Rule 405 under the Securities Act of
         1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan, including determining your business plan's viability and identifying or designing the solar water pump you will sell. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-
         8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
Risk Factors, page 9

5. Please revise your risk factors to reflect that you are only in the stage of exploring whether the proposed business plan is viable. Focus the risk factors on the challenges to begin implementing each stage of your proposed business plan rather than assuming that your business plan will proceed as planned. Remove language that suggests you have commenced operations, have any arrangements to manufacturer or source your products, have marketing campaigns or have any revenues or any products.
6. Please tell us whether you plan to register your class of common stock under Section 12 of the Exchange Act, such as by filing a Form 8-A registration statement, before the effective date of your Securities Act Form S-1 registration statement. If not, we note that you currently have only one shareholder, and given the size of your proposed offering, it appears likely that you will have less than 300 record holders following the completion of the offering. Under Section 15(d) of the Exchange Act, your periodic reporting obligations under Section 13(a) will be automatically suspended if you have less than 300 holders of record for the fiscal year after the year of effectiveness. Please add a risk factor alerting investors that because your common stock will not be registered under the
         Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under
Section 15(d) of the
         Exchange Act, as well as the inapplicability of the proxy rules,
Section 16 of the
         Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under "Where You Can Find More Information" on page 45.
 Demetrios Malamas
Elektor Industries Inc.
March 23, 2022
Page 3
We may not be able to compete against our competitors..., page 11

7. Please discuss why the companies you list will be competitors for Elektor. In this regard, it is not clear that these companies operate in the countries you are targeting. Additionally, this list of competition differs from your list of top solar pump companies on page 34.
Our offering is being made on a best efforts basis..., page 15

8. Please update this risk factor to clarify that, because there is no minimum offering amount, your ability to close the offering early poses a risk of loss of investment to investors.
Due to the lack of a trading market for our securities..., page 16

9. Please clarify that you may not sell sufficient shares or have sufficient shareholders to be quoted on the OTCQB and what the impact would be on the liquidity of your shares.
Description of Securities, page 19

10.      Please reconcile your statement    We do not have any preferred stock
authorized in our
         Articles of Incorporation    with your previous statement    Our
authorized capital stock
         consists of     20,000,000 shares of preferred stock.
Description of Business, page 22

11.      You note that you are    engaged in recording services business.
Please explain this
         statement, and reconcile it with the rest of your disclosure outlining a business plan for a solar water pump business.
12. It appears you have copied large portions of the description of your proposed business, including information Elektor solar water pumps, from other companies' websites and materials. For example, the pictures and descriptions of the solar water products on pages
       28-30 appear to come from the brand Difful, made by the company Zhejiang Dingfeng
       Electric Appliance Co. It is inappropriate to depict products that do not exist or are not the company's products. Refer to Securities Act Forms C&DI Question
101.02. Please
       advise whether you will be selling or distributing Difful solar water pumps and if they have consented to the use of their materials. Also advise whether you have received consents to use other the text and pictures in your prospectus that you have copied.
       Substantially revise your business disclosure to discuss your proposed business and products based upon reasonable expectations in light of your current stage of your development and funding resources. In this discussion, clarify whether you intend to
FirstName LastNameDemetrios Malamas
       design your own solar water pump for manufacturing by original equipment
Comapany    NameElektor
       manufacturers  or ifIndustries
                            you intendInc.
                                        to enter into agreements to sell other
companies' solar
March water  pumps.
       23, 2022  Page 3
FirstName LastName
 Demetrios Malamas
FirstName  LastNameDemetrios  Malamas
Elektor Industries Inc.
Comapany
March      NameElektor Industries Inc.
       23, 2022
March4 23, 2022 Page 4
Page
FirstName LastName
Market Research & Potential, page 31

13. Please clarify your geographical and product markets by resolving discrepancies in your disclosure. This section suggests that your geographical market research has involved ten countries (South Africa not being one of them) and product market research has focused on issues with sanitation. However, on page 4, you state that your target geographical markets are Nigeria, Papua New Guinea, and South Africa; on page 32, you note that your primary target market is water supply contractors and agricultural supply companies.
Competition, page 33

14.      Please clarify what the    forecast period    is.
Research and Development; Intellectual Property, page 33

15.      You note that you have no    intellectual property except [y]our trade
names and web
         domain.    Please disclose whether you have registered or trademarked
  Elektor Industries
         Inc.    or any other trade names.
Plan of Operation, page 36

16. Please update the table so that it demonstrates your anticipated use of offering proceeds.
         Although your table purports to show how you intend to use funds from your offering, it only shows the amount of proceeds the offering could produce. When revising your table, ensure that the amounts add up. Currently, the total net proceeds amounts do not reflect the gross process minus the expenses.
17. Please disclose whether you will use the net proceeds from the offering to pay compensation to Mr. Malamas or to repay the loan from Mr. Malamus. Directors, Executive Officers, Promoters and Control Persons, page 41

18. Please disclose when Mr. Malamas was employed by the companies and engaged in the businesses identified in his biography. Ensure that his biography discloses his principal occupations and employment during the past five years and identifies where he worked.
         Refer to Item 401(e)(1) of Regulation S-K.
General

19. Please check the box on the Form S-1 cover page indicating that you have opted out of using the extended transition period allowed to emerging growth companies. You indicate on page 9 that you have made this election.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Demetrios Malamas
Elektor Industries Inc.
March 23, 2022
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-6001 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



FirstName LastNameDemetrios Malamas                        Sincerely,
Comapany NameElektor Industries Inc.
                                                           Division of
Corporation Finance
March 23, 2022 Page 5                                      Office of Technology
FirstName LastName